# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nuvalent, Inc., CIK 0001861560
CUSIP: 670703107
Title of class of securities: Class A common stock, $0.0001 par value per share
Address of issuer's principal executive offices: One Broadway, 14th Floor, Cambridge, Massachusetts (MA), 02142
Date of event which requires filing of this statement: 07/15/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001352546

## Reporting persons
- Deerfield Management Company, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Deerfield Mgmt IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Deerfield Private Design Fund IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Deerfield Mgmt HIF, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Deerfield Healthcare Innovations Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Deerfield Mgmt, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Deerfield Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- James E. Flynn: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Nuvalent, Inc.
Address of issuer's principal executive offices: One Broadway, 14th Floor, Cambridge, Massachusetts 02142

## Item 2. Person Filing
Name of person filing: James E. Flynn, Deerfield Management Company, L.P., Deerfield Mgmt IV, L.P., Deerfield Private Design Fund IV, L.P., Deerfield Mgmt HIF, L.P., Deerfield Healthcare Innovations Fund, L.P., Deerfield Mgmt, L.P. and Deerfield Partners, L.P.
Address of principal business office or, if none, residence: James E. Flynn, Deerfield Management Company, L.P., Deerfield Mgmt IV, L.P., Deerfield Private Design Fund IV, L.P., Deerfield Mgmt HIF, L.P., Deerfield Healthcare Innovations Fund, L.P., Deerfield Mgmt, L.P. and Deerfield Partners, L.P. 345 Park Avenue South, 12th Floor, New York, NY 10010
Citizenship:
Deerfield Management Company, L.P., Deerfield Mgmt IV, L.P., Deerfield Private Design Fund IV, L.P., Deerfield Mgmt HIF, L.P and Deerfield Healthcare Innovations Fund, L.P., Deerfield Mgmt, L.P. and Deerfield Partners, L.P. - Delaware limited partnerships;

James E. Flynn - United States citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Deerfield Management Company, L.P. - 0 shares
Deerfield Mgmt IV, L.P. - 0 shares
Deerfield Mgmt HIF, L.P. - 0 shares
Deerfield Mgmt, L.P. - 0 shares
Deerfield Healthcare Innovations Fund, L.P. - 0 shares
Deerfield Private Design Fund IV, L.P. - 0 shares
Deerfield Partners, L.P. - 0 shares
James E. Flynn - 0 shares
Percent of class:
Deerfield Management Company, L.P. - 0.0%
Deerfield Mgmt IV, L.P. - 0.0%
Deerfield Mgmt HIF, L.P. - 0.0%
Deerfield Mgmt, L.P. - 0.0%
Deerfield Healthcare Innovations Fund, L.P. - 0.0%
Deerfield Private Design Fund IV, L.P. - 0.0%
Deerfield Partners, L.P. - 0.0%
James E. Flynn - 0.0%
Sole power to vote or to direct the vote: All Reporting Persons - 0
Shared power to vote or to direct the vote:
Deerfield Management Company, L.P. - 0
Deerfield Mgmt IV, L.P. - 0
Deerfield Private Design Fund IV, L.P. - 0
Deerfield Mgmt HIF, L.P. - 0
Deerfield Healthcare Innovations Fund, L.P. - 0
Deerfield Mgmt, L.P. - 0 shares
Deerfield Partners, L.P. - 0 shares
James E. Flynn - 0
Sole power to dispose or to direct the disposition: All Reporting Persons - 0
Shared power to dispose or to direct the disposition:
Deerfield Management Company, L.P. - 0
Deerfield Mgmt IV, L.P. - 0
Deerfield Private Design Fund IV, L.P. - 0
Deerfield Mgmt HIF, L.P. - 0
Deerfield Healthcare Innovations Fund, L.P. - 0
Deerfield Mgmt, L.P. - 0 shares
Deerfield Partners, L.P. - 0 shares
James E. Flynn - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit B

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit List

Exhibit A. Joint Filing Agreement.

Exhibit B. Item 8 Statement.

Exhibit C. Power of Attorney (1).

(1) Power of Attorney previously filed as Exhibit 24 to a Form 3 with regard to BiomX Inc. filed with the Securities and Exchange Commission on March 19, 2024 by Deerfield Private Design Fund V, L.P., Deerfield Healthcare Innovations Fund II, L.P., Deerfield Mgmt V, L.P., Deerfield Mgmt HIF II, L.P., Deerfield Management Company, L.P. and James E. Flynn.

## Signatures
- Deerfield Management Company, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (07/17/2026)
- Deerfield Mgmt IV, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (07/17/2026)
- Deerfield Private Design Fund IV, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (07/17/2026)
- Deerfield Mgmt HIF, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (07/17/2026)
- Deerfield Healthcare Innovations Fund, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (07/17/2026)
- Deerfield Mgmt, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (07/17/2026)
- Deerfield Partners, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (07/17/2026)
- James E. Flynn: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (07/17/2026)